Exhibit 12.1

Global Partners LP
Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Nine Months Ended September 30,	December 31,
	2017	2016	2015	2014	2013	2012
	(dollars in thousands)
Earnings:
Income (loss) before income taxes and before adjustment for noncontrolling interest	$39,028	$(238,570)	$41,391	$117,943	$41,872	$48,320
Plus fixed charges	67,355	88,099	74,800	49,078	44,752	42,973
Total earnings (loss)	$106,383	$(150,471)	$116,191	$167,021	$86,624	$91,293

Fixed Charges:
Interest expense	$65,836	$86,319	$73,332	$47,764	$43,537	$42,021
Interest portion of rental expense	1,519	1,780	1,468	1,314	1,215	952
Total fixed charges	$67,355	$88,099	$74,800	$49,078	$44,752	$42,973

Ratio of earnings to fixed charges (a)	1.58	(1.71)	1.55	3.40	1.94	2.12

(a)         We calculated the ratio of earnings to fixed charges by dividing earnings by fixed charges.  Earnings consist of income from continuing operations before income taxes and before adjustment for noncontrolling interest, plus fixed charges.  Fixed charges consist of (i) interest expense, including accretion of senior notes discount and amortization of deferred financing fees, and (ii) the portion of rental expense we estimate to be representative of the interest factor in rent expense.